UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period             to
Commission File: Number 001-34028

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Water Works Company, Inc. and Its Designated Subsidiaries
Nonqualified Employee Stock Purchase Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, NJ 08043

Report of Independent Registered Public Accounting Firm
The Benefit Administration Committee of
American Water Works Company, Inc.
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of American Water Works Company, Inc. and Its Designated Subsidiaries Nonqualified Employee Stock Purchase Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in plan equity for each of the years in the three-year period ended December 31, 2017, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2017 and 2016, and the changes in plan equity for the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Note 1 of the financial statements, the Plan terminated August 31, 2017. Our opinion is not modified with respect to this matter.

/s/ Kreischer Miller
Horsham, Pennsylvania
March 29, 2018
We have served as the Plan's auditor since 2015.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES
NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Financial Condition
(Dollars in thousands)

	December 31, 2017	December 31, 2016
Assets
Participants' payroll deductions receivable	$—	$479
Plan Equity
Plan Equity	$—	$479
The accompanying notes are an integral part of these financial statements.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES
NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Plan Equity
(Dollars in thousands)

	2017	2016	2015
Plan equity, at the beginning of the year	$479	$392	$336
Participants' contributions	4,197	5,762	4,665
Distributions for stock purchases	(4,676)	(5,675)	(4,609)
Net increase / (decrease)	(479)	87	56
Plan equity, at the end of the year	$—	$479	$392
The accompanying notes are an integral part of these financial statements.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES
NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 1: Description of Plan
General
The following description of the American Water Works Company, Inc. and its Designated Subsidiaries Nonqualified Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan’s provisions. The Plan was adopted by the Board of Directors (the Board) of American Water Works Company, Inc. (the Company) on November 17, 2007. The Plan was terminated as to new purchases of Company stock effective August 31, 2017 and was replaced by the American Water Works Company, Inc. and its Designated Subsidiaries 2017 Nonqualified Employee Stock Purchase Plan, which was approved by the Company's stockholders on May 12, 2017 and was effective as of August 5, 2017.
The purpose of the Plan was to provide eligible employees of the Company and its designated subsidiaries an opportunity to purchase an equity interest in the Company through the purchase of shares of the Company’s common stock. Participants were permitted to contribute portions of their compensation during a three-month purchase period and purchase common stock at the end thereof. Participation in the Plan entitled each participant to purchase the Company’s common stock at 90% of the lesser of the fair market value on the first business day of the applicable three-month purchase period or the last business day of the applicable three-month purchase period. Common stock for the Plan was issued directly from the Company’s authorized but unissued shares. As of December 31, 2017, there were no shares of common stock reserved for issuance under the Plan.
Eligibility
Subject to certain exceptions, full or part time employees of the Company and its designated subsidiaries receiving a paycheck or direct deposit were eligible to participate in the Plan. Each eligible employee as defined in the Plan was able to enroll as provided in the Plan with participation beginning on the first full three-month purchase period after the date he or she became eligible. Three-month purchase periods began on December 1, March 1, June 1, and September 1. Participation in the Plan was voluntary.
Participant Contributions
A Plan participant was able to contribute from 1% to 10%, in 1% increments, of their pre-tax eligible compensation, subject to the maximum deduction amount of $25,000 per Plan year. Participants were not permitted to increase or decrease their withholding percentage during a purchase period. The Company held contributions of participants until the end of the purchase period at which point the Company issued shares for contributions received. No interest was paid or accrued on the participant’s payroll deductions. Participants’ payroll deductions receivable from the Company represented a receivable for participants’ contributions, which were subsequently collected and used to purchase shares on behalf of plan participants at the end of the three-month purchase period.
Withdrawals
A participant was permitted to cancel or suspend Plan enrollment at any time and either withdraw Plan payroll deductions that had not been used to purchase shares or maintain accumulated funds in his or her account for the purchase of shares at the end of the three-month purchase period. Upon termination or death, the employee was no longer considered a participant in the Plan.
Purchases
As soon as practicable following the end of a three-month purchase period, the shares purchased by each participant were deposited into a brokerage account established in the participant’s name. Shares issued under the Plan could not be sold, transferred or assigned for a period of six months after the purchase date. During the years ended December 31, 2017, 2016 and 2015, the Company purchased 68,280, 93,586 and 98,454 shares of its common stock, respectively under the Plan on behalf of participants.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of plan equity and changes therein. Actual results could differ from those estimates.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company. Brokerage fees for the sale of shares by participants are paid by the participants.
Distributions
Distributions are recorded when common stock has been issued to participants.
Note 3: Income Tax Status
The Plan is not intended to qualify as an “Employee Stock Purchase Plan,” as set forth in section 423 of the Internal Revenue Code of 1986, as amended. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan. Taxable compensation is determined as the difference between the discounted price paid by the participant and the market price of the shares on the date of the purchase.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Water Works Company, Inc. and Its Designated
Subsidiaries Nonqualified Employee Stock Purchase Plan

Date:	March 29, 2018	By:	/s/ Melanie M. Kennedy
Melanie M. Kennedy
Senior Vice President, Human Resources

Exhibit Index

Exhibit Number	Description
23.1	Consent of Kreischer Miller, Independent Registered Public Accounting Firm. *
*    Filed herewith